

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

February 2, 2018

Via E-mail
Xiaolong Zhou
Chief Financial Officer
Victory Commercial Management Inc.
3rd Floor, 369 Lexington Ave
New York, NY 10017

>   **Re: Victory Commercial Management Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted January 2, 2018**
>   **CIK No. 0001723083**

Dear Mr. Zhou:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   In your next amendment, please include the delaying amendment language set forth in Rule 473 of the Securities Act.

Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges

Renovation Plan, page 7

3.   We note your disclosure on this page that the total anticipated cost of the renovation is approximately $11.2 million. We further note your disclosure on page 32 that the "cost of renovation is approximately $95.1 million including approximately $83.9 million for repurchasing the rented units and $11.2 million for renovation." Please revise for consistency.

Implications of Our Being an "Emerging Growth Company", page 8

4.   Please tell us why you believe you will be able to take advantage of the longer phase-in periods for the adoption of new or revised accounting standards considering your decision to early adopt ASC 842.

Risk Factors, page 11

5.   We note your disclosure under the heading "Controls and Procedures" on page 59 that your management has concluded that neither your disclosure controls and procedures nor your internal control over financial reporting were effective as of December 31, 2016, and that management identified multiple material weaknesses in your internal control over financial reporting. Please include risk factor disclosure addressing the risks arising from these findings.

6.   We note your disclosure on page 20 that your PRC subsidiaries are not compliant with the environmental, employment, and social security rules of China, and they may face penalties imposed by the PRC government. Please tell us how your financial statements reflect your liability relating to the above issues and the guidance upon you which you relied.

We are subject to certain risks related to litigation filed by or against us, and adverse results may harm our business and operation, page 14

7.   We note your disclosure that, following DVPD's designation as a "dishonest debtor," there may be restrictions affecting DVPD's ability to obtain commercial loans and its renovation or upgrade of properties. Please include risk factor disclosure specifically discussing the potential effects of DVPD's designation as a "dishonest debtor" on the company's ability to undertake the planned renovation of Victory Plaza, or advise us why this does not represent a material risk. Additionally, we note your disclosure elsewhere, including on page 11, that your existing cash resources will not be sufficient to sustain operations during the next twelve months. Please revise to specifically discuss the potential effects of DVPD's designation as a "dishonest debtor" on the company's ability

to obtain funding sufficient to sustain its operations, or advise us why this does not represent a material risk.

Use of Proceeds, page 24

8.   We note that there is no minimum number of shares of common stock that must be sold in order for the offering to proceed. We further note your disclosure on page 32 that you expect you will need approximately $95.1 million to complete the renovation project. Consequently, it appears that additional funds will be needed to complete the renovation project. Please state the amount and source of other funds. Please also disclose the order of priority for your intended use of proceeds. Refer to Instructions 1 and 3 to Item 504 of Regulation S-K.

Dilution, page 24

9.   It appears that the net negative tangible book value of the 24,450,000 shares to be outstanding if 75% of the shares are sold is incorrect. Please revise as appropriate.

10.   We note your disclosure on page 26 that dilution per share is not applicable. It appears that dilution per share would be equal to the offering price minus the pro forma net negative tangible book value per share after the offering (e.g., negative $9.56 if 100% of the shares are sold). Please revise as appropriate.

Description of Securities to be Registered, page 28

11.   Please revise your disclosure in this section to clarify the rights that will be applicable to all outstanding shares of your common stock following the offering, not just to the current holder of your common stock. Refer to Item 202(a) of Regulation S-K.

Information With Respect to the Registrant

Our Project: Renovation of Victory Plaza, page 32

12.   We note your disclosure that the "estimated cost of renovation is approximately $95.1 million including approximately $83.9 million for repurchasing the rented units and $11.2 million for renovation." Please add disclosure to clarify what you mean by "repurchasing the rented units." We further note your disclosure on page 33, stating "In addition to the repurchase of scaled shops, the aggregate amount of estimated costs to purchase back individual shops scattered in Victory Plaza is RMB582.3 million (approximately US$83.9 million)." Please revise to distinguish between "the repurchase of scaled shops" and the "purchase back [of] individual shops scattered in Victory Plaza," and to clarify whether there are separate repurchase costs associated with these respective activities.

13. Please disclose the amounts and terms of the loans obtained for renovating certain areas into "food garden" and "beer garden" from the bank.

Our Rent Income and Management, page 33

14. We note your disclosure that, after renovation, you expect to have more than 3,000 tenants "with most of them being anchor tenants." Please revise to explain this statement.

15. We note your statement that your estimated current rent income is $4.2 million per year. However, your consolidated statements of operations and other comprehensive loss for the year ended December 31, 2016 shows rental income of $3.9 million. Please provide the basis for your statement that your estimated current rent income is $4.2 million per year.

16. We note your statement that your estimated rent income will triple to $12.6 million per year after renovation. Please remove this statement or revise your disclosure to explain the basis for and limitations of this projection. Refer to Item 10(b)(2) of Regulation S-K. Additionally, we note that you do not currently have sufficient funds to complete the renovation and may not be able to secure additional financing to do so. Please provide balancing disclosure in this section regarding the uncertainties associated with the renovation.

17. Please revise to clarify whether you provide operation and management services to tenants leasing or occupying portions of the property that you do not own. Please also revise to provide insight into how your management fees are structured.

Description of Property, page 42

18. Please revise to provide additional information concerning the Victory Plaza property, including:
    - the percentage of the property that you own and the nature of your ownership therein;
    - any material mortgages or other encumbrances to which your interest in the property is subject;
    - the general terms of the leases, buy back arrangements, and other agreements relating to the property or portions thereof and to which you are a party;
    - occupancy rate expressed as a percentage for each of the past five years;
    - the number of tenants occupying 10% or more of the rentable square footage and principal nature of business of such tenant;
    - average effective annual rental per square foot or unit for each of the last five years; and
    - a schedule of the lease expirations for each of the ten years starting with the year in which the registration statement is filed, stating (i) the number of tenants whose leases will expire, (ii) the total area in square feet covered by such leases, (iii) the

annual rental represented by such leases, and (iv) the percentage of gross annual rental represented by such leases.

19.   Please revise your disclosure in this section to provide additional information regarding your ownership and lease of portions of the Victory Plaza property, including the percentages of the property by square foot that you own and lease, respectively. Please also disclose the material terms of your lease(s) of portions of Victory Plaza.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses, page 48

20.   We note your disclosure that the decrease in depreciation and amortization expenses was primarily due to expiration of leases term. Please expand your disclosure to explain why the expiration of leases caused a decrease in depreciation and amortization expenses.

Other Income (Expenses), page 49

21.   We note your disclosure in the first paragraph on page 50 that the gain on expired leases liability resulted from the expiration of leases, especially from financing agreement payable. Please expand your disclosure to explain why these transactions resulted in gain.

Liquidity and Capital Resources, page 50

22.   Please revise to discuss your plans to address your going concern uncertainty to remain viable for at least the 12 months following the date of the financial statements.

23.   Please expand your disclosure to discuss the restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

24.   We note your statement that the "[l]oan payable due to shareholder represents the investment amount that Sino Pride received from its former shareholders, which was assigned to current shareholder Mr. Alex Brown." Please revise to clarify the company's responsibility for this loan and what you mean by the statement that it was assigned to Mr. Brown. We note that this loan payable is included as a liability on your balance sheet as of December 31, 2016.

25.   We note your disclosure on page 51 that the Company provided rental properties owned by the Company as collateral to help unrelated individuals to acquire bank loans. Please revise to explain the business purpose of these actions. Please also include risk factor disclosure specifically discussing the impact of the Company providing properties as collateral to help unrelated individuals to acquire bank loans, or advise us why this does not represent a material risk.

Contractual Obligations, page 53

26.   Please revise to disclose the past due amounts for Financing Obligation and Finance Leases and clarify that such past due amounts are not reflected in the table.

Directors and Executive Officers

Related Party Transactions, page 61

27.   We note from your disclosure on page 34 that Iven International Group Limited, which is controlled by Alex Brown, transferred ownership of Sino Pride Development Limited to Victory Commercial Investment Ltd., your wholly-owned subsidiary, on September 4, 2017. Please provide the disclosures required by Item 404 of Regulation S-K with respect to this transaction. Please provide similar disclosure in the section under the heading "Certain Relationships and Related Transactions, and Director Independence" starting on page 67.

Consolidated Statements of Cash Flows, page F-6

28.   Please tell us the nature of the line item "Increase in property financing agreements payable" and your basis for including it in operating activities.

29.   Please tell us the nature of the line item "Decrease in liabilities resulted from expired leases" included in Non-Cash Investing and Financing Activities.

Note 1 – Organization and Basis of Presentation

Organization, page F-7

30.   Please provide us additional details regarding the history of Sino Pride and Iven and whether they were under common control of VCM's controlling shareholder before Iven acquired Sino Pride in November 2016 and then transferred it to VCI on September 4, 2017. Also tell us how you accounted for the above November 2016 and September 4, 2017 transactions and the guidance upon which you relied.

31.   With respect to DVPD and DVBM please provide to us additional details regarding the nature and structure of, and your interest in, these entities and your basis for consolidating them. Provide us a full evaluation of the guidance upon which you relied for consolidation. Also, tell us how you considered any restrictions under the PRC laws that may impact the legality of the structure of these entities as they relate to foreign investment/ownership of companies in China.

Note 3 - Summary of Significant Accounting Policies

Rental Income and Management Fee Income, page F-9

32. Please tell us the terms of the agreements relating to your management fee income and expense recoveries, the specific point in time that you recognize each of these revenues and the guidance upon which you relied. Also, tell us how you considered expense recoveries in your adoption of ASC 842.

33. With respect to expense recoveries, tell your basis for gross reporting and how you considered the guidance in ASC 605-45-45.

Rental Properties, page F-10

34. We note your disclosure relating to Sold Rental Properties with Financing Agreement, Leaseback, and ROU Assets and Liabilities. Please explain to us the accounting process for each of these transactions from the initiation of the transaction through the point when you have no further obligations under the arrangement/transaction.

35. With respect to the above transactions, please provide to us a full analysis of ASC 842 (as lessor and lessee) showing how your accounting (including your classification of leases), recognition, measurement, financial statement presentation, disclosure and implementation approach meets the requirements of this standard.

36. With respect to the property financing agreements payable, please revise to disclose with more specificity how you calculate the interest expense and how your financial statements reflect the accrued interest payable and expense.

37. Please revise to disclose how you measure the gain resulting from the removal of the asset and related financing agreement payable (including accrued interest) upon expiration of the purchase-back option.

38. With respect to rental properties sold with financing agreement, please tell us whether these properties were operating at the time of the sale. If so, explain your basis for not continuing to include their results of operations on your books and the guidance upon which you relied.

Impairment of Long-Lived Assets, page F-12

39.   We note that no impairment losses were recognized as of December 31, 2016 and 2015. We also note on page F-18 that a majority of your leases will expire within one year and your disclosure on page F-8 regarding your going concern uncertainty. Please tell us how you considered these conditions in determining that no impairment loss was required to be recognized.

Note 5 – Rental Properties, net, page F-16

40.   We note your disclosure relating to land use rights on page F-17. Please provide to us more details of the nature of these rights, including your obligation during the term of the rights. Also, tell us how you considered these rights in your adoption of ASC 842.

Note 10 – Property Financing Agreement Payable, page F-23

41.   Please revise to disclose the difference between Total purchase back payable at maturity date and Property financing agreement payable and the nature of the difference.

Note 12 – Leases Payable, page F-25

42.   Please revise to disclose the interest expense on the lease liability.

Note 13 – Other Payables, page F-25

43.   Please revise to separately disclose the amount of terminated leases payable and purchase-back payable, and reconcile such amounts with your disclosure in the third paragraph on page F-8, the first paragraph on page F-24 and the first paragraph on page F-29.

Note 17 - Commitments and Contingencies

Legal Proceeding, page F-29

44.   We note your disclosure in the fourth paragraph on page F-8 that management cannot predict with certainty the cost of defense, the cost of prosecution, or the ultimate outcome of litigation and other proceedings filed by or against DVPD, including remedies, damage awards, and penalties. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

45. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

46. Please revise to disclose your accounting policy for accruing legal fees. Please refer to ASC 450-20-S99-2.

You may contact Jorge Bonilla, Staff Accountant, at 202-551-3414 or Shannon Sobotka, Staff Accountant, at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at 202-551-3207 or me at 202-551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Arila Zhou, Esq.
Hunter Taubman Fischer & Li LLC